

July 19, 2011

Via E-mail
Mr. Peter Oppenheimer
Senior Vice President and Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re:** **Apple, Inc.**
> **Form 10-Q for the Quarter Ended March 26, 2011**
> **Filed April 21, 2011**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your letter dated July 12, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 28, 2011

Form 10-Q for the Quarter Ended March 26, 2011

Note 6. Commitments and Contingencies

Contingencies, page 18

1. Please describe in further detail the terms, arrangements, obligations and rights associated with the Settlement Agreement and Patent License Agreement entered into between the company and Nokia. Also, describe for us each element of these Agreements (i.e. settlement portion, past usage, future usage, etc.). Tell us how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating such elements and tell us how you determined the value for each element. In addition, explain further how your allocation of these Agreements amongst the various elements impacts

the timing of your expense recognition and tell us what impact, if any, such timing had on your materiality assessment for this settlement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief